Exhibit 99
LETTER TO SHAREHOLDERS

When reflecting on the year, as I was composing the year-end evaluations for my team, the positive adjectives flowed, but the one that I believe best describes this year is “remarkable.” We started the year with a crystal-clear plan of both what we wanted to achieve and the pace with which we wanted to achieve it knowing that we would have glitches along the way, typically coming from mother nature (she did not disappoint). The success we have achieved in growth (both written premium and unit) and profit, on both a relative and absolute basis, would be a great story on its own merit, but that is only one half of the story.

Thanks to our recruiting machine and leaders across the company, we hired almost 6,000 external people in 2017 after hiring over 6,600 new people in 2016. That is a massive amount of new people to onboard and train and doesn’t consider all the people who are also in new leadership roles to support this growth. Many companies might implode with this growth, but we excelled and are prepared for similar increases in 2018. The theme of acceleration for this year’s report seems very fitting based on what we have accomplished and our plans going forward.

Synopsis of the Year
Hurricanes Irma and Harvey mark the first time in U.S. history that two Atlantic Category 4 landfalls have occurred in the same year. Even with these unprecedented storms in two of our biggest states, we ended the year with a 93.4 combined ratio (CR) while net premiums written (NPW) grew 16%. After adding $2.8 billion of NPW in 2016, we added an additional $3.8 billion in 2017, which is larger than the size of the 11th largest private passenger auto insurance company. Once again, we got out ahead of hiring to make sure that we could grow as fast as possible at or below a 96 CR and be able to provide the service our customers have come to expect. I’ve mentioned in past letters how proud I am that nearly every employee helped in some way with the storms, but the claims department deserves special thanks for all they accomplished for the customers we are privileged to serve.

Often, we are challenged regarding our long-standing goal of making at least four cents of underwriting profit while growing as fast as we can. If we must choose, profit (one of our five Core Values) comes before growth, with the aspiration to always have as much as we can of both in order to sustain an enduring business. This objective has been efficacious as our business model and, because of that, we do whatever we can, within reason, to protect it. In fact, our stated profit objective has been written in some form or another in every annual report since Progressive went public in 1971. That said, we have numerous products, channels, and venues, and the 4% underwriting margin goal is for the business in the aggregate. That goal permits us to make practical decisions on profitably growing the business based on the competitive landscape and allowing for reasonable returns for each product.

Our commitment to this profitability goal continues to move us forward. Based on our estimates using statutory data through September, we think our private passenger auto programs were more profitable than all of our major competitors and about 10 points more profitable than the industry. We also believe we grew our market share by approximately half of a point to almost 10% of the market. There are occasions where the planets (high growth plus profit) align and that occurred for us in 2017.

In Personal Lines, we have created a structure that we use to help guide us in acquiring new customers, deepening our relationships with our current customers, and extending how long our customers stay with us based on our ability to satisfy them from both a product and service perspective.

Our new auto policy applications increased by 18% year-over-year and our policies in force grew 13%. Our policies in force growth in bundled customers (auto plus home, a.k.a. Robinsons) was just over 30%. Lastly, retention continues to improve with our trailing 12-month policy life expectancy (PLE) for total auto up close to 7%, with PLE in the Agency channel up about 8%.

We frequently communicate the critical importance of keeping our customers, whom we spend so much time and resources to acquire. I’m thrilled to say that we have seen a steady increase in trailing 12-month auto PLE for some time, and our focus will be to continue to make this a central component of our strategy. Our goal, in addition to having competitive rates, will be to intently focus on the relationships we have with our customers and continue to enhance them.

To that end, we’ve done extensive research into customer desires. We’ve used those insights to form our priorities, and we’ve made considerable investments over these past few years. These include several areas within our Customer Relationship Management organization, such as service design and delivery methods, digital transformation, advanced analytics and modeling, artificial intelligence, and machine learning. These investments are made with our customers in mind and are designed with the intent of allowing them to service their policies when, where, and how they choose, and to receive a personalized, relevant experience that gives them a reason to continue to choose Progressive as their insurance needs evolve.

On the investment side, our portfolio posted a 5.2% total return for 2017. The year was characterized by low volatility with ever rising equity prices. Interest rates for short-maturity bonds rose as the Federal Open Market Committee followed through on their predicted path of three rate hikes in 2017, while rates for bonds maturing in ten years or longer fell slightly. Strong equity portfolio returns of over 21% contributed almost half of our post-tax comprehensive investment income of almost $825 million, despite comprising around 12% of our portfolio. Our fixed-income portfolio also performed well with a return of 3% for the year. As the yield premium we earn for holding bonds other than U.S. treasuries fell during the year, we reduced our allocation to almost all non-U.S. treasury sectors.

Our strong operating growth and maturities from our portfolio gave us plenty of new cash to invest during 2017. This created the high-class problem of finding investments that meet our criteria for quality and return. We will not relax our quality standards to pursue incremental yield. The rapid growth of our underwriting business makes our goal of protecting the balance sheet paramount.

In April, we issued $850 million of 30-year debt to “pre-fund” the redemption in June of $564 million of our 6.70% fixed-to-floating rate securities and to provide a little more capital to fund our profitable growth. We bought back enough stock to comply with our policy of neutralizing dilution from equity-based compensation in the year of grant, but not much more. The first question we ask, when deciding if we should repurchase stock, is if we can use our capital efficiently to grow our underwriting business. I’m thrilled that last year the answer was unequivocally yes.

We celebrated our 25th anniversary of Gainshare with a score of 1.79. This is the best result since 2004 and the 6th year in a row that the score has increased. We declared an annual dividend of $1.1247 per share, based on 2017 results and the formula that we communicate publicly.

Down to the Details
After over two decades with a corporate income tax rate of 35%, we head into 2018 with a newly enacted rate of 21%. We are excited by the benefits this brings to our net income, as well as to our shareholders through adjusted valuations and application of the new tax rate to our variable dividend formula. Our effective income tax rate, which historically has been in the 32% to 33% range before tax credits, is expected to be in the neighborhood of 20%. We also continue to pay state premium taxes at a rate close to 1.6% of written premium, which amounted to more than $400 million for 2017.

We continue to be very pleased with our newest auto product model, and it is performing very well in both channels. We continually keep a close eye on rate need and quickly react when needed. The great story on the auto side continues to be growth in the Agency channel, which had eluded us for years and now seems to be a consistent source of growth. We appreciate the close relationships that we have with our more than 35,000 independent insurance agencies and look forward to continued growth.

Our Direct business is humming along as well and we are delighted with our growth in new quotes and conversion. The prolonged hard market has helped us as shopping continues due to rate increases from our competitors. We are well-positioned with our rates and product and our customers are reacting favorably to our media messages (more on that later).

During 2017, we had persistent favorable frequency trends that were not anticipated when we priced the auto book and this is one of the reasons underwriting margins widened. We analyze a variety of factors to separate out frequency changes specific to our book versus underlying macro trends. A few unique things we see are a change in our customer mix towards lower pure premium customers and longer trips by Snapshot® customers, who we view as representative of our entire book. We will continue to dissect our data to aid in understanding the favorable trend, should it persist.

Our special lines policies in force grew at a rate of 2% with growth coming primarily from our boat and RV businesses, while motorcycle maintained its market-leading position. The concentration of preferred customers in our special lines book of business makes it critically important to take care of these customers when infrequent losses do happen, and the 2017 catastrophe season afforded us ample opportunity to showcase our claims service. These weather losses put some pressure on our special lines margins during 2017, but we’ve responded and adjusted rates accordingly and, as we wrapped up 2017, we felt confident about our positioning from both a profit and growth perspective going into 2018.

The special lines markets are an important element of our Destination Era strategy, and during the year we continued to invest to maintain our leadership position through deployment of our new product version and our policy issuance and maintenance system, integration of the special lines products into our upcoming Integrated Agency Quoting (IAQ) system, and transitioning management and expansion of our manufactured home product to our Property business.

Direct premiums written (DPW) in our Property business grew 15% to $1.35 billion. This total includes around $100 million in flood premium, which is 100% ceded to the national flood insurance program. DPW in our home, condo, renters, and dwelling fire insurance products increased 21% to $1.24 billion. New Property applications increased 48%, with policies in force at year end at almost 1.5 million. The Property business unit's CR was 105.1, which included about 6.7 points of amortization expenses predominately associated with the acquisition of a controlling interest in ARX.

Storm activity was well above previous years in 2017. In our auto programs, we price for storm losses using a “load” based on average storm losses over a reasonable trailing-year period, generally in the 5- to 10-year range. Storm losses in 2017 exceeded that load substantially. We have already adjusted pricing to address half that gap and plan to take further actions to ensure price adequacy as warranted.

In our Property business, we employ both occurrence-based and aggregate-based reinsurance. Hurricane Irma was a large event for ASI with more than 28,000 claims reported. Irma losses in excess of $50 million were ceded to reinsurers; therefore, Irma contributed only 5.1 points to the 2017 Property combined ratio. Losses from Hurricane Harvey were under our reinsurance threshold and contributed 1.7 points to the Property results. In addition to the hurricanes, 2017 was a very active year for severe thunderstorms, which include hail storms, with industry catastrophe losses from severe thunderstorms more than 60% above the 20-year average. Losses from severe thunderstorms had a far bigger impact on our Property results in 2017 than named storms and added 25.6 points to the Property combined ratio for the year, which is net of the $5 million recoverable we had under our aggregate stop-loss reinsurance agreement.

While recent storm activity may modestly raise pricing levels in the reinsurance market, we plan to continue to employ a robust reinsurance program for our Property business and we plan to remain diligent in ensuring the costs of this program are expeditiously reflected in our pricing. We plan to also remain diligent in employing an adequate load component for storm losses in our vehicle businesses. These tactics help to ensure that we hit our 96 combined ratio target and produce attractive returns on our capital, and that we do so with modest variation across the year.

Our Commercial Lines profitability and growth continued to outperform the industry and we finished the year writing over $3 billion in NPW. We continue to closely monitor and react to rate need, especially in states and business tiers where we are running close to or above our target profit margins.

We are acutely aware that this market is very volatile and it can be a challenge to profitable growth. We feel great about our ability to deliver nonetheless. As we expand our transportation network company business and build knowledge in this growing area, we plan to manage our policy portfolio risk and grow at a level that doesn’t outstrip our claims or customer service capabilities or our ability to understand any mix changes in business we are writing.

Throughout the past several years, we have clearly outlined our approach of how we will accomplish becoming a destination for our insureds and we are quite satisfied with our results. Having ASI (which will be transitioned to the Progressive brand over the next few years) as our exclusive homeowners carrier in our agency channel, and one of a strong stable of carriers in our direct channel, has been a key part of attracting customers who prefer their needs be met by the same company.

We are relishing in the momentum of our growth in our auto/home bundled customers we refer to as Robinsons in both channels. During 2017, we grew Robinsons policies in force more than twice as fast as our other consumer segments creating over 45% more bundles in 2017 than in 2016.

The Progressive Advantage Agency’s (our direct in-house agency) focus was to continue to design sales experiences and build operations that support the graduation to Robinsons. We grew staff in the agency by 80% to support our growth both on the phones and online. The growth in staff was a blend of internal and external talent as we attracted skill sets from the financial and insurance sectors, many with property experience. Robinsons policies in force growth via the Progressive Advantage Agency was just over 80% year-over-year.

We recently received this compliment from a customer who we would classify as a Diane (think renter who is saving for life events) who graduated to a Robinson. Although this is only a sample from one customer, we are enjoying our journey of being the company where customers can have nearly all of their insurance needs met.

I have been with Progressive since 2011 and I just wanted to praise you all. A couple years ago I added my girlfriend (now wife) Jenna to my policy so we could save money. I bought a house last year and signed up with Progressive for home insurance and saved more money. We just had our wedding and changed her to my spouse and saved more money again. We bought a car 2 weeks ago and it only increased our insurance by $13/month. I never go out of my way to praise a company but I've been so pleased with Progressive over the years I just wanted to say.... thank you. Thank you for being there.

Not only do our customers transition over time, but so does our management team. In January 2018, John Auer, President and CEO of ARX Holding Corp., announced his retirement, effective April of 2018. At that time, he will become the Chairman of ARX. The Progressive and ARX integration has gone very smoothly largely due to John’s leadership, vision, and values. Dave Pratt, a long-time Progressive leader, will take over the reins at ARX with the predominance of John Auer’s team reporting directly to him. Dave has been at Progressive for 27 years leading a variety of roles including Auto General Manager, Chief Marketing Officer, and most recently Usage-Based Insurance leader.

We are also transitioning some of our claims processing. The Service Center has been part of our claims operating model for almost two decades. Over that time, we have evolved the model to reflect both internal claims process and external environmental changes. As we accelerate into our next claims operating model, we believe that moving away from our Service Center communities to a Network Shop operation will benefit all of our key constituents. Our customers, based on us strengthening our relationships with our network shops, now rate the Network Shop experience as high as our Service Center experience. Allowing our customers to drop off and pick up their vehicles at a shop that is likely closer to their home or work will improve their overall experience. For our employees, moving to a Network operation will provide more certainty around start and finish times, as well as provide multiple career opportunities for future growth as our photo estimating volume increases. Finally, for our shareholders, this evolution of our model is expected to improve our operating efficiency without any loss to claims accuracy or customer service.

The biggest development in our Snapshot® program during 2017 was our completion of the rollout of the Snapshot mobile app that we introduced in late 2016. The app provides consumers with an alternative to the hardware-based method of collecting data for the program, simplifying the experience for consumers and lowering Progressive's costs. The Snapshot mobile app is now available to Direct and Agency consumers in 42 states and the District of Columbia. Results to date have been encouraging, with the availability of the mobile app increasing the number of customers choosing to enroll in Snapshot and nearly half of those enrolling selecting the mobile app when it's available. Even though much of the deployment happened in the latter half of 2017 and volume continues to ramp up, we've already collected over 33 million trips and 300 million miles driven via the mobile app.

Strategic Pillars
Our Strategy focuses on our unique culture, well-known brand, competitive pricing, and our ability to meet the broader needs of our customers throughout their lives. We think about this when we design our products, services, and marketing messages.

Culture: With the amount of hiring we have completed in the past few years and more on the way, we thought it was time to showcase our company and culture and to show job seekers who we are and ask them in a creative way to “Rethink Progressive.” Our culture is something that most people, even after a few weeks of being employed here, say they did not expect, so the campaign is aptly named “Unexpectedly Progressive.” It is designed to address the common misconceptions of insurance but, more specifically, Progressive insurance. It highlights our legacy of blending technology, art, and science with our unique culture, and it appeals to people looking for an exciting career in technology or quantitative analytics.

Brand: Celebrating 10 years, Flo and the Superstore continue to be our high-performing, value-driving campaign. This anchor program, within our broader content network strategy, grew this year with the introduction of fresh story arcs and the addition of a new cast of characters. We also expanded message mix beyond price to include protection and problem-resolution propositions to broaden brand appeal.

Even with an extremely successful Superstore campaign, we continue to diversify our creative content. Growing our focus on young homeowners, we launched a second round of “Parentamorphosis” (how you become your parents when you buy your first home) creative this year, which continues to be a top performer across both mass media and digital channels.

The success of our homeowner/bundle messaging continued into 2017. Good progress, that we believe will only accelerate, as we continue the balance of work in a market designed to support both our growing customer base and our customers' desire to stay and grow with us.

When we dissect the performance of our ads in 2017, home messaging continues to outperform the other categories in driving new quotes for both auto and home.  What’s most exciting is our diversity of messaging and subsequent success. We had four different campaigns and messages with all four showing success in both home and auto, which confirms that our messages and creative are resonating with consumers. Given the success of these messages, comparing 2017 to 2015 (if you recall we pulled back on advertising slightly in 2016), we are more than doubling our impressions against the homeowner/bundle category. Our increased focus on premium programming has helped us to get these messages out to more potential Progressive Robinsons at costs that still allow us to deliver on our target economics.

From a volume perspective, we had a very strong year in Direct auto. We entered our fifth consecutive year of new quote growth. Sales have been even stronger. We had 16% growth in new applications in 2017, which was also our fifth consecutive year of new application growth. We have strung together four years of new app growth a couple times since 2002, but this is the first time we have had five years. The five-year compounded average growth rate is 11%. Given our strong position in the market and increase in media spend, I expect us to deliver a sixth consecutive year of growth for both new quotes and applications.

Competitive Prices: Our focus here has always been on efficiency, claims accuracy, and segmentation. Of recent times, we have spoken more about segmentation and accuracy, which we believe are strengths of ours, so for this communication I’d like to comment more on the importance of efficiency.

We know that price matters and the companies that will win, in the long-run, are the ones that have a competitive cost structure, and much of that comes from operational efficiency defined as both our general expense ratio plus loss adjustment expenses (LAE).

Our expense ratio for our Personal Lines business is now consistently below 20 points, which, while not the lowest in the industry by design, is quite competitive. Personal auto represents around 90% of that business and, for personal auto, advertising and agent commissions (acquisition costs) make up more than half of our expense ratio. We are happy to spend more on acquisition costs as long as we grow commensurately. We believe that driving non-acquisition expenses down, while maintaining high service levels, is a strong path to competitive prices. We have taken out more than half a point of non-acquisition expenses over the course of the last three years and are focused on continuing to reduce these expenses.

We continue to work on initiatives to reduce adjusting costs per claim and the resulting paid LAE ratio. Our objective has always been to focus on total costs of indemnity plus LAE, so any efficiency improvements we may make relative to claims adjusting must be evaluated against potential changes in indemnity accuracy.

Our strategic claims agenda has long focused on what we refer to as our Guiding Principles of Accuracy, Efficiency, Customer Service, and Work Environment. We consider all critical to our claims organization, and measure the effect of any change to claims operations across all four. New initiatives may not move every Guiding Principle in a favorable direction; however, appropriately assessing the trade-offs allows the claims organization to make the most effective process improvement investments. As an example, hiring the amount of people that we have in advance of need put pressure on the LAE side, but we believe it has had favorable results on our Accuracy, Customer Service, and Work Environment. We’d take that trade-off every day.

That said, we’re excited about the investments that we made in 2017 in claims technology and process improvements and expect to see the positive results of those on the efficiency side in the coming years.

Meeting the broader needs of our customers: In July, we announced a new online platform called HomeQuote Explorer® (HQX). HQX allows homeowners to quickly and easily compare home insurance quotes from multiple carriers to find the best option to protect their homes. We leveraged the formula that we used two decades ago when we put the power of comparison shopping in the hands of auto insurance customers.

HQX helped drive online home and condo new application growth of 49%. We have enhanced the experience in HQX and with it sales yield has improved over 50% since we initially rolled out the platform.

We made significant investments to make the system simple for customers by pulling in publicly available information on a property to save the homeowner time, and providing an easy-to-use series of prompts to help the user enter other required information.

For the last 10 years, Flo has represented the nearly 34,000 employees who serve our customers each and every day. In 2017, we were able to bring all Flo represents in broadcast into the digital world and continue our long legacy of innovation by being the first top 10 U.S. insurance company to allow users to start an auto quote via a Flo Chatbot experience in Facebook Messenger. We look forward to expanding that functionality and foundation in 2018 as we strive to provide easy and innovative experiences for current and prospective customers.

What’s on the Horizon(s)
Previously during an investor webcast, I shared some detail into our growth horizons and how we think about growing the current business, mid-term opportunities, and long-term investments. The main essence of this construct is that we must invest in all three horizons to be an enduring company. We accept that challenge with excitement and eagerness as we seek to be the company with the mantra of “always grow” philosophy. That way of thinking has been an unremitting part of who we are at Progressive.

As we contemplate the future, knowing that there will be considerable changes to our industry and other industries adjacent to ours, we must think about both expanding our addressable market by leveraging our strengths, but also by exploring new horizons that we haven’t considered in the past.

With that, and to formalize work being done in several areas within the company, we have assembled an internal Strategy Council. The council will work side-by-side with me and John Sauerland, our CFO, to assess the changing landscape. We have invested, and will continue to invest, in whatever we think it will take to ensure we have the opportunity to grow profitably for many decades to come. Much more to come on this in the next several years.

Purpose and Pride
My belief is that when you devise and then pen statements like missions and visions they should be something that the entire company can easily recall, relate to, and reflect upon as they go about their day-to-day work. My senior leadership team and I all agreed that the company’s Core Values, Vision, and Strategy met this test and have been effective in guiding the company’s performance for many years. However, we felt that something else was needed to reflect how the company has evolved in light of our Destination Era strategy. We decided that it would be valuable to create a pithy statement to reflect our purpose.

We generated several statements through a series of focus groups and ultimately came up with two that we thought reflected why we are here. We asked every Progressive and ASI employee to vote and, although it was very close, the winner was “True to our name. Progressive.” Many employees have told me that they felt that statement was the best choice because it accurately reflects what our name stands for - forward motion, accelerated movement toward a destination, and striving to do things better.

This year also marks the 25th anniversary of Gainshare, our annual incentive program that is available to all employees and promotes a common culture and rewards employees when annual business goals and objectives are achieved. Payouts can range from 0 to 2 times a target amount under this program. We’ve certainly come a long way from giving each employee a crisp $100 bill. I vividly recall the excitement in my small claims branch because it was the first time many of us had ever held a hundred-dollar bill. I just remember feeling grateful and proud that I worked for a company who did that sort of thing for its people. For 2017, employees received 1.79 times their target payout amount, which for our median employee equated to a payout of just over $8,100. That pride continued when we decided in 2007 to extend Gainshare to our shareholders via our annual variable dividend. Aligning the interests of the employees and shareholders, and sharing when we make gains, are essential parts of who we are as a company.

In November, we held our fifth annual Keys to Progress® events to publicly recognize those who have dedicated their lives to serving our country and communities. Together with many of our partners, we donated refurbished vehicles to more than 100 recipients - including our 500th car since the program’s inception in 2013. This is always a proud day at Progressive and one of the many ways we make our new purpose statement come to life.

As we wrap up another year, I want to reiterate one additional time how honored I am to work with the almost 34,000 Progressive people who make being true to our name something that we will strive to bring to life each day.

Thank you for all that you do.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer